UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEMC Electronic Materials, Inc.

File No. 1-13828 – CF # 24288

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      MEMC Electronic Materials, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2009.

      Based on representations by MEMC Electronic Materials, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.57	through December 31, 2017
Exhibit 10.58	through December 31, 2017
Exhibit 10.59	through October 22, 2014

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel